FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2004

Commission File Number 3337776


                             TV Azteca, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 TV AZTECA, S.A. DE C.V.
                                                      (Registrant)



Date: February 9, 2004
                                                 By:   /S/ OTHON FRIAS CALDERON
                                                    ----------------------------
                                                 Name:    Othon Frias Calderon
                                                 Title:   Attorney-in-fact
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                                     [LOGO]
                                   TV AZTECA



                        TV AZTECA PAYS ITS US$125 MILLION
                              10-1/8% NOTE DUE 2004

              --Company's Plan for Uses of Cash Advances on Track--


FOR IMMEDIATE RELEASE

         MEXICO CITY, FEBRUARY 9, 2004--TV Azteca, S.A. de C.V. (NYSE: TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that it made a deposit in the account of its custody bank in the U.S. to fully amortize at maturity the company's US$125 million 10-1/8% note due February 15, 2004. As previously detailed, the payment is composed of US$60 million from TV Azteca's cash position and US$65 million of unsecured financing obtained from financial institutions, on market terms.

         The debt reduction is part of the company's ongoing plan to allocate a substantial portion of TV Azteca's expected cash generation to reduce the company's debt by approximately US$250 million, and to make cash distributions to shareholders of over US$500 million by 2008.

         Within the plan for uses of cash, the company made a distribution of US$125 million on June 30, 2003, an additional US$15 million on December 5, 2003, and currently reduces the company's net debt by US$60 million and defines upcoming distributions and further debt reduction.

         The company noted solid financial results, together with strict adherence to its commitment that prevents TV Azteca from investing in Unefon, allow for the determined continuation of its cash plan. Resulting overall debt reduction will translate into stronger capital structure, which benefits both, shareholders and noteholders.

         TV Azteca believes robust financial and operating results in Mexico and in the U.S., combined with its cash plan, have been key in the performance of its publicly traded ADR--which, despite recent price volatility, has increased over 70% in the last twelve months--and allowed for an 11% dividend yield in the prior year, considering the average ADR price in 2003.

COMPANY PROFILE

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

           Bruno Rangel                                       Omar Avila
          5255 3099 9167                                    5255 3099 0041
     jrangelk@tvazteca.com.mx                           oavila@tvazteca.com.mx


                                MEDIA RELATIONS:

         Tristan Canales                                     Daniel McCosh
        5255 ?3099 ?5786                                    5255 3099 0059
     tcanales@tvazteca.com.mx                           dmccosh@tvazteca.com.mx